Exhibit 99.1

Core AI to Deliver Q3 2025 Business Update and Preview 2026 Outlook

Management to Host Investor Conference Call at 4 p.m. ET on Thursday, December 4

Miami – Nov. 28, 2025 – Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI driven mobile games developer and publisher, today announced it will host an investor conference call at 4 p.m. Eastern Time on Thursday, December 4, 2025. During the call, management will review operational progress and outline strategic developments and priorities aimed at driving sustainable long-term growth.

Conference Call Information

Date: Thursday, December 4, 2025

Time: 4 p.m. Eastern Time

Toll Free: 1-877-451-6152; Code: 13757406

International: 1-201-389-0879; Code: 13757406

Webcast Link: https://viavid.webcasts.com/starthere.jsp?ei=1745270&tp_key=6a8762679b

Conference Call Replay Information

Toll Free: 1-844-512-2921

International: 1-412-317-6671

Replay Passcode: 13757406

About Core AI Holdings, Inc.

Core AI Holdings, Inc. is an international AI driven mobile games developer and publisher headquartered in Miami. We create entertaining games for millions of players worldwide, while empowering other developers to deliver player-focused apps and games to enthusiasts. Core AI’s mission is to harness the power of artificial intelligence to build transformative and scalable offerings across multiple verticals. Since our launch we have developed and co-developed over 2,200 games, driven over 800 million downloads, and generated a global footprint of over 40 million users from over 140 countries.

Visit www.coregaming.co to learn more.

Core AI Investor Relations:

Brett Maas Hayden IR

chai@haydenir.com

646-536-7331

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